



9 June 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Clarification of AFR Article, lodged with the Australian Stock Exchange on 9 June 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2286

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 9 JUNE 2005
11:25AM (WST)



MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CLARIFICATION OF AFR ARTICLE

An article in the Australian Financial Review newspaper today reported that the participants in the North West Shelf gas project "have approved a $2 billion expansion" of the project. The article referred to the proposed construction of a fifth LNG processing train for the North West Shelf gas project.

Woodside Petroleum Ltd. advises that it has not received confirmation from all participants in the North West Shelf gas project of their approval to proceed with the fifth train. However, as previously advised, Woodside expects the North West Shelf Joint Venturers to make a final investment decision by mid year.